SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: December, 2017

Commission File Number: 001-13354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6
(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-217200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By: /s/ Chris Hughes
Name: Chris Hughes
Title: Authorized Signing Officer

Date: December 12, 2017

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.1	Underwriting Agreement, dated as of December 7, 2017, among the Bank and BMO Capital Markets Corp., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and UBS Securities LLC, as representatives of the several Underwriters named therein.

4.1	Indenture, dated as of December 12, 2017, between the Bank and Wells Fargo Bank, National Association, as Trustee.

4.2	First Supplemental Indenture, dated as of December 12, 2017, between the Bank and Wells Fargo Bank, National Association, as Trustee.

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Bank.

5.2	Opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to the Bank.

8.1	Opinion of Sullivan & Cromwell LLP, U.S. tax counsel to the Bank.

8.2	Opinion of Osler, Hoskin & Harcourt LLP, Canadian tax counsel to the Bank.

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1 and 8.1 above).

23.2	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.2 and 8.2 above).